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March 13, 2025

VIA EDGAR

Mr. Donial Dastgir, Esq.
Mr. Benjamin Meeks, Esq.
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
BA Credit Card Funding, LLC
BA Credit Card Trust
BA Master Credit Card Trust II
Amendment No. 1 to Registration Statement on Form SF-3
Filed March 13, 2025
File Nos. 333-284577, 333-284577-01 and 333-284577-02

Dear Mr. Dastgir and Mr. Meeks:

We are pleased to file Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”) on behalf of BA Credit Card Funding, LLC (the “Registrant”), as depositor to the BA Credit Card Trust (the “Trust” or “Issuing Entity”).  We have reviewed your letter dated February 26, 2025 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Registration Statement on Form SF‑3 filed with the Commission on January 29, 2025 (the “Registration Statement”). The Registrant’s responses to the Staff’s comments are set forth below.  Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in Amendment No. 1.  References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Mr. Donial Dastgir, Esq. Mr. Benjamin Meeks, Esq. Securities and Exchange Commission March 13, 2025 Page 2
Registration Statement on Form SF-3

General

Comment 1:
Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response:
We supplementally confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the asset class underlying the transactions to be registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF‑3.

Comment 2:
We note your disclosure regarding BA Master Credit Card Trust II's ability to issue additional certificates from time to time, but which are not being registered at this time. Please confirm that any additional issuance of securities issued by BA Master Credit Card Trust II will be registered on a separate registration statement or exempt.

Response:
We supplementally confirm that the offer and sale of any additional securities issued by BA Master Credit Card Trust II will be registered pursuant to a separate registration statement, unless an exemption from such registration is available.

Cover Page

Comment 3:
We note your statement on the prospectus cover page, in the section entitled"Forward-Looking Statements," that you undertake no obligation to update publicly or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response:	We have revised the statement identified in Comment 3 to clarify that we will update this information to the extent required by law.

Mr. Donial Dastgir, Esq. Mr. Benjamin Meeks, Esq. Securities and Exchange Commission March 13, 2025 Page 3
Prospectus Summary

Interest Payments, page 17

Comment 4:
The website address listed in the definition of "FRBNY's Website" on page 20 does not appear to be a functioning website. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York's website.

Response:	We have revised the website address identified in Comment 4 to provide the correct address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

Master Trust II

The Receivables, page 168

Comment 5:
We note your disclosure states that "[t]he receivables in master trust II may include receivables that are contractually delinquent." Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Response:
As indicated in Comment 5, General Instruction I.B.1.(e) to Form SF-3 provides that delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.  Instruction 1.b to Item 1101(c) of Regulation AB indicates that, in the case of master trusts, this “measurement date” is the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction.  The Registrant will confirm in connection with each takedown that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool on the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction.

Part II

Item 14, Exhibits., page II-3

Comment 6:	Please file the Certificate of Formation of BA Credit Card Funding, LLC as currently in effect and any amendments thereto. Refer to Item 601(b)(3)(i) of Regulation S-K.

Mr. Donial Dastgir, Esq. Mr. Benjamin Meeks, Esq. Securities and Exchange Commission March 13, 2025 Page 4
Response:	We have filed the Certificate of Formation of BA Credit Card Funding, LLC as currently in effect as Exhibit 3.2 to the Registration Statement. There have been no amendments to such Certificate.

We believe the Registrant’s response addresses each of the Staff’s comments.  If you have any questions or comments regarding this response, please do not hesitate to contact me at (202) 339-8456 or my partner, Mitchell Naumoff, at (202) 339-8412.

Sincerely,

/s/ Michael Mitchell

Michael Mitchell

Enclosures

cc:	Donial Dastgir, Esq.
Office of Structured Finance, Division of Corporation Finance
Securities and Exchange Commission

Benjamin Meeks, Esq.
Office of Structured Finance, Division of Corporation Finance
Securities and Exchange Commission

Keith W. Landis
CEO & President
BA Credit Card Funding, LLC

Mitch Naumoff, Esq.
Orrick, Herrington & Sutcliffe LLP